NEWS RELEASE

Rosemont Resource Increases to 10.3 Billion Pounds Copper Equivalent
- New 75 Million Ounces Contained Silver

VANCOUVER, BC, March 16, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) today announced its 2007 Rosemont Deposit Mineral Resource Estimate. The Company is pleased to report the updated resource estimate contains 8.4 billion pounds (“lbs”) of copper (“Cu”) equivalent in measured and indicated resources and 1.9 billion lbs of Cu equivalent in inferred resources. The estimate also includes a silver (“Ag”) resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources. Copper equivalence is based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

The updated resource statement comes after completing a 20,000-meter infill drill program at Rosemont in 2006, which was focused on upgrading the sulfide copper-molybdenum resource (543.1 M tons at 0.75% Cu equivalent at a 0.2% Cu cutoff) and quantifying a new silver resource (543.1 M tons at 0.12 Ag oz/ton at a 0.2% Cu cutoff). In addition the Company conducted a re-assay program of historic drilling, which combined with new drilling to quantify a surface oxide copper resource (74.5 M tons at 0.20% Cu equivalent at a 0.1% Cu cutoff). For a more detailed outline of the updated resource statement, please refer to the tables on page two.

President & CEO Gil Clausen says, "We are pleased with this increase in measured and indicated resources. These results will now be evaluated for economic mine designs in the bankable feasibility study due for completion in the second quarter. With the sizable increase in our resource estimate to more than 10 billion pounds of copper equivalent, the Rosemont project is proving to be even more of a strategic domestic asset."

He added, "Copper production in the United States is declining as the existing major copper deposits in the southwest become exhausted, yet the United States continues to demand the products that utilize this strategic metal. This gap between domestic demand and supply has led to a growing dependency on substantial imports of copper. In addition, the world's developing economies find themselves in direct competition for available copper as their demand continues to increase. These factors, coupled with growing global security concerns, point to the critical need for new sources of domestic copper."

A new NI 43-101 report on the Rosemont Property will be available within 45 days on SEDAR at www.sedar.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

TABLE 1
Cutoff Grade Cu %	Short Tons (millions)	%Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
MEASURED MINERAL RESOURCES
Oxides: 0.10	14.3	0.21	-	-	-	61	-	-	61
Sulfides: 0.20	120.4	0.55	0.016	0.15	0.82	1,312	38.5	17.5	1,986
INDICATED MINERAL RESOURCES
Oxides: 0.10	60.2	0.20	-	-	-	236	-	-	236
Sulfides: 0.20	422.7	0.49	0.014	0.12	0.73	4,109	118.4	49.0	6,146
TOTAL COMBINED MEASURED AND INDICATED MINERAL RESOURCES
Oxides: 0.10	74.5	0.20	-	-	-	297	-	-	297
Sulfides: 0.20	543.1	0.50	0.014	0.12	0.75	5,421	156.9	66.5	8,132

TABLE 2
Cutoff Grade Cu %	Short Tons (millions)	%Cu	%Mo	Ag oz/t	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)	lbs Cu Eq.* (millions)
INFERRED MINERAL RESOURCES
Oxides: 0.10	30.0	0.20	-	-	-	121	-	-	121
Sulfides:0.20	163.0	0.43	0.007	0.06	0.55	1,386	22.8	9.3	1,777
* Copper equivalence is based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Qualified Person
Augusta Resource Corporation retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of a bankable feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”

_________________________
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com